CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Division Signs Global Recruitment Agreement with Bemidji State University and Affiliated Schools

April 9th, 2013: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA) (“CIBT Group”) is pleased to announce that its newly formed division, Global Education Alliance (“GEA”), has entered into an agreement with Bemidji State University, Northwest Technical College, and Itasca Community College (“Northwoods Consortium”), under which GEA was appointed as their global recruitment partner.

Under the terms of the agreement, GEA will assist Northwoods Consortium with marketing, promotion and recruitment for the international market with a focus on the China market. GEA will provide student services and recruitment by tapping into CIBT Group’s existing infrastructure and referral network at 50+ locations in 18 countries. Currently, over 9,000 international students from 42 countries and approximately 3,000 domestic students from Canada are enrolled with CIBT Group.

About Bemidji State University:

Founded in 1919, Bemidji State University (“BSU”) is a public state university located in Bemidji, Minnesota, USA. It is one of the seven state universities in Minnesota to be fully accredited by the Minnesota State Colleges and Universities System. In 2009, 2010 and 2011, BSU was recognized as a top-tier Midwest university by the US News and World Report. Approximately 5300 students from 36 U.S. states and 38 countries are enrolled in BSU.

About Northwest Technical College:

Northwest Technical College (“NTC”) was founded in the 1960s as Bemidji Area Vocational Technical Institute, a two-year college offering two programs: carpentry and automotive mechanics. Today Northwest Technical College is the fastest growing two-year college amongst Minnesota State Colleges and Universities. More than 1600 students are currently enrolled with NTC in business, health, human and protective services, environmental, and industrial technology career programs. It offers associate degrees, diplomas and certificate programs that meet the evolving needs of regional and global employers.

About the Itasca Community College:

Itasca Community College (“ICC”), founded in 1922 with the slogan "The Best Place to Start", is a two-year community college located in Grand Rapids, Minnesota. It is accredited by the North Central Association of Colleges and Secondary Schools and offers diplomas in practical nursing, wild-land fire fighting, and pulp and paper; associate's degrees in applied science in engineering,  accounting, forestry, natural resources, and pulp and paper; and professional certificates in child development, geographic information systems, and nursing. Approximately 1900 students are currently enrolled with ICC, which was rated the 5th best community college in the country by The Washington Monthly in 2010.

About Global Education Alliance:

Global Education Alliance (“GEA”), a division of CIBT Education Group Inc., is a student referral service for certain carefully selected schools in Canada and the U.S. GEA leverages CIBT Group’s extensive international agent network and existing academic partnerships in various countries to increase international enrolments at its North American partner schools, which include high ranking primary and secondary schools, and public and private universities in Canada and the United States. Visit GEA online at www.myGEA.ca.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on Toronto Stock Exchange. CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for the collaboration with Bemidji State University, Northwest Technical College, and Itasca Community College (Northwoods Consortium), these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither NYSE MKT-LLC nor Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.